Exhibit (a)(5)(ii)
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

MARK WILBANKS, individually and on behalf of all others similarly situated,

Plaintiff,	C.A. No.

v.

VITRIA TECHNOLOGY, INC., M. DALE SKEEN, J. ALBERTO YÉPEZ, HARRY G. VAN WICKLE, JOMEI CHANG, and DENNIS P. WOLF,

Defendants.
CLASS ACTION COMPLAINT
     Plaintiff, by his attorneys, alleges as follows upon information and belief, except as to paragraph 4, which alleges upon personal knowledge:
NATURE OF THE ACTION
     1. Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of Vitria Technology, Inc. (“Vitria” or the “Company”) against certain directors and/or officers of Vitria. The action seeks equitable relief relating to the contemplated going private acquisition of Vitria by Innovation Technology Group Inc. and ITG Acquisition, Inc. (the “buyer”) formed by and wholly owned by defendants JoMei Chang (“Chang”) and M. Dale Skeen (“Skeen”), members of Vitria’s Board of Directors (the “Board”). Defendant Skeen is also Vitria’s Chief Executive Officer and, between them, defendants Chang, Skeen, and their families own, in the aggregate, approximately 38% of Vitria’s stock.

     2. The Company has entered into a definitive merger agreement (the “Merger Agreement”) pursuant to which the Buyer will acquire all of the Company’s outstanding common stock for $2.75 per share in cash, (the “Merger”), thereby taking Vitria private.
     3. As a result, the Individual Defendants, as defined below, have acted and are acting contrary to their fiduciary duty to maximize value on a change in control of the Company.
THE PARTIES
     4. Plaintiff is and has been the owner of shares of Vitria common stock at all times relevant hereto.
     5. Vitria is a Delaware corporation with its principal executive offices located at 945 Stewart Drive, Sunnyvale, California 94085. Vitria provides business process integration software and services for corporations in telecommunications, manufacturing, healthcare and insurance, finance and other industries.
     6. Defendant Chang is a director of the Company and one of its co-founders.
     7. Defendant Skeen is a director and the Company’s Chief Executive Officer, as well as its other co-founder.
     8. Defendants J. Alberto Yépez, Harry G. Van Wickle, and Dennis P. Wolf, are directors of the Company.
     9. Defendants named in paragraphs 6 through 8 have been directors of the Company at all times relevant hereto and are collectively referred to herein as the “Individual Defendants”.
     10. By virtue of their positions as directors and/or officers of the Company, the Individual Defendants owed and owe plaintiff and the other public stockholders of Vitria fiduciary obligations of due care, loyalty, good faith, and full disclosure and were and are required to: (a) act in furtherance of the best interests of the shareholders of Vitria; (b) maximize value on a sale of the Company; and (c) refrain from abusing their positions of control.
CLASS ACTION ALLEGATIONS
     11. Plaintiff brings this action on his own behalf and as a class action pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of himself and all holders of Vitria common stock (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.
     12. This action is properly maintainable as a class action.
     13. The Class is so numerous that joinder of all members is impracticable. As of April 19, 2006, there were over 33 million shares of Vitria common stock outstanding owned by hundreds if not thousands of beneficial holders scattered throughout the United States.
     14. There are questions of law and fact common to the Class including, inter alia, the following:
          (a) whether defendants have breached fiduciary duties owed by them to plaintiff and the other Class members;
          (b) whether the Merger is grossly unfair to the Class; and
          (c) whether plaintiff and the other Class members would be irreparably damaged were the Merger consummated.
     15. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs claims are typical of the claims of the other Class members and plaintiff has the same interests as the other Class members. Accordingly, plaintiff is an adequate Class representative and will fairly and adequately protect the Class’ interests.

     16. The prosecution of separate actions by individual Class members would create the risk of inconsistent or varying adjudications with respect to the individual Class members, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual Class members that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair their ability to protect their interests.
     17. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
SUBSTANTIVE ALLEGATIONS
     18. On September 21, 2006, the Company announced it had entered into the Merger Agreement with the Buyer pursuant to which Vitria stockholders would receive $2.75 per share in cash for each share of Vitria common stock they own. The Merger price represents a mere 4.7% premium over the average trading price of Vitria common stock for the 20 days prior to the Merger announcement and, indeed, a discount from the prior day’s closing price.
     19. The proposed Merger is unfair to plaintiff and the Class because it will take Vitria private at a wholly inadequate price.
     20. The Merger will, for inadequate consideration, deny plaintiff and the other members of the Class the opportunity to share proportionately in the future success of the Company and its valuable assets.
     21. The Merger will, however, benefit defendants Skeen and Chang by giving them the sole opportunity to reap the Company’s future profits and obtain all of its assets at a grossly inadequate price. Thus, Skeen and Chang are using their effective control of the Company to cause the Company to enter into a transaction which will benefit Skeen and Chang to the detriment of the Class.
     22. The Individual Defendants’ fiduciary obligations under these circumstances require them to:
          (a) Negotiate in good faith with third parties to obtain the best possible price for the Company’s shares;
          (b) Act independently to protect the interests of the Company’s public stockholders; and
          (c) Adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests, especially those of defendants Chang and Skeen, and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Vitria’s public stockholders.
     23. Plaintiff has been and will be damaged in that he has not and will not receive the maximum value for his Vitria shares and has been prevented from benefitting from a value-maximizing transaction with a third party.
     24. By reason of the foregoing, plaintiff will suffer irreparable injury absent relief in this action.
     25. Plaintiff has no adequate remedy at law.
     WHEREFORE, plaintiff demands judgment against defendants as follows:
     A. Preliminarily and permanently enjoining defendants and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Merger;
     B. In the event that the Merger is consummated, rescinding and setting it aside or awarding rescissory damages to plaintiff;

     C. Awarding plaintiff and the Class compensatory damages arising from the Merger against defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post judgment interest at the maximum rate allowable by law;
     D. Awarding plaintiff costs and disbursements and reasonable allowances for the fees of plaintiffs counsel and experts and reimbursement of expenses; and
     E. Granting such other and further relief as the Court may deem just and proper.
Dated: October 30, 2006

ROSENTHAL, MONHAIT & GODDESS, P.A.
By:	/s/ Carmella P. Keener
Carmella P. Keener (DSBA No. 2810)
919 Market Street, Suite 1401 Wilmington, Delaware 19899 Tel.: (302) 656-4433 E-Mail: ckeener@rmgglaw.com Attorneys for Plaintiff

OF COUNSEL:
WECHSLER HARWOOD LLP
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SQUITIERI & FEARON, LLP
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LAW OFFICE OF BRUCE G. MURPHY
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